August 5, 2024

For Immediate Release

Real Estate Investment Trust Securities Issuer:
Mitsui Fudosan Logistics Park Inc. (Securities Code: 3471) 6-8-7 Ginza, Chuo-ku, Tokyo 104-0061 Representative: Hiroshi Asai, Executive Director

Asset Management Company:

Mitsui Fudosan Logistics REIT Management Co., Ltd. Representative: Shinobu Sakanoshita, President and Chief

Executive Officer

Inquiries: Kenji Yamamoto, Managing Director and Chief

Financial Officer

Tel. +81-3-6327-5160

Real Estate Investment Trust Securities Issuer:
Advance Logistics Investment Corporation (Securities Code: 3493) 1-105, Kanda-Jinbocho, Chiyoda-ku, Tokyo 101-0051 Representative: Kenji Kousaka, Executive Director

Asset Management Company:
ITOCHU REIT Management Co., Ltd. Representative: Junichi Shoji, President and Chief Executive Officer Inquiries: Hiromu Shinoda, Manager of Logistics Strategy Department Tel. +81-120-300-780

Notice Concerning Disclosure of Operating Results Forecasts for the Fiscal Period Ending July 31, 2025

and the Fiscal Period Ending January 31, 2026, Following the Merger of Mitsui Fudosan Logistics Park Inc.

and Advance Logistics Investment Corporation

Mitsui Fudosan Logistics Park Inc. (“MFLP-REIT”) and Advance Logistics Investment Corporation (“ADL”; MFLP-REIT and ADL are collectively referred to as “Each REIT”) announced that each of them has, at Each REIT’s Board of Directors’ Meeting held today, resolved to undertake an absorption-type merger, with November 1, 2024 as the effective date, whereby MFLP-REIT will be the surviving corporation and ADL will be the dissolving corporation in the merger (the “Merger”), and have today also executed a merger agreement as described in the press release “Notice Concerning Execution of the Merger Agreement between Mitsui Fudosan Logistics Park Inc. and Advance Logistics Investment Corporation” dated today by MFLP-REIT and ADL. In conjunction with the Merger, MFLP-REIT plans to change its operating period and fscal period (the “Change of Operating Period”) subject to approval of the “Partial Amendment to the Articles of Incorporation” at the general meeting of unitholders scheduled to be held on September 30, 2024, as announced today in the press release “Notice Concerning Approval of a Merger Agreement and Partial Amendment to the Articles of Incorporation”.

The merger described in this press release involves securities of a Japanese company. The merger is subject to disclosure requirements of Japan that are different from those of the United States. Financial information included in this document, if any, was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in Japan and some or all of their officers and directors reside outside of the United States. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. It may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.

You should be aware that the issuer may purchase securities otherwise than under the merger, such as in the open market or through privately negotiated purchases.

1

In accordance with these changes, we announced operating results forecast for the fiscal period ending July 31, 2025 (November 1, 2024 to July 31, 2025) and the fiscal period ending January 31, 2026 (August 1, 2025 to January 31, 2026) of MFLP-REIT, the surviving corporation after the Merger, as follows.

For MFLP-REIT’s operating results forecast for the fiscal period ending October 31, 2024 (August 1, 2024 to October 31, 2024, prior to the Change of Operating Period, August 1, 2024 to January 31, 2025), prior to the Merger, please refer to “Notice Concerning Revisions to Operating Results and Distributions Forecast Due to Changes in Operating Period and Fiscal Period” released by MFLP-REIT today. ADL’s final operating period prior to the Merger is expected to be two months, from September 1, 2024 to October 31, 2024, for ADL’s operating results forecast and merger grants of such period, please refer to “Notice Concerning Revision of Operating Forecasts for the Periods Ending August 31, 2024 and February 28, 2025 and Forecast of Merger Grant” released by ADL today.

1. Operating results forecast (fiscal period ending July 31, 2025: November 1, 2024 to July 31, 2025)

	Operating revenue (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Distributions per unit (yen) (including distributions in excess of earnings)	Distributions per unit (yen) (excluding distributions in excess of earnings)	Distributions in excess of earnings per unit (yen)
Fiscal period ending July 31, 2025 (18th fiscal period) (nine months)	24,933	8,961	7,815	7,814	3,629	2,427	1,202
Fiscal period ending July 31, 2025 after six months equivalent (Above amount 181/273)	16,530	5,941	5,181	5,181	2,406	1,609	797

(Reference) Fiscal period ending July 31, 2025: Expected number of investment units issued and outstanding at the end of the fiscal period: 3,219,699 units.

	Operating revenue (million yen)	Operating income (million yen)	Ordinary income (million yen)	Net income (million yen)	Distributions per unit (yen) (including distributions in excess of earnings)	Distributions per unit (yen) (excluding distributions in excess of earnings)	Distributions in excess of earnings per unit (yen)
Fiscal period ending January 31, 2026 (19th fiscal period)	16,837	6,870	6,096	6,095	2,478	1,893	585

(Reference) Fiscal period ending July 31, 2025: Expected number of investment units issued and outstanding at the end of the fiscal period: 3,219,699 units.

2. Operating results forecast (fiscal period ending January 31, 2026: August 1, 2025 to January 31, 2026)

(Reference) Fiscal period ending January 31, 2026: Expected number of investment units issued and outstanding at the end of the fiscal period: 3,219,699 units.

Notes:

1. MFLP-REIT is planning to submit to the general meeting of unitholders of MFLP-REIT scheduled on September 30, 2024 the following proposal for the changes to the articles of incorporation, subject to the condition that the Merger takes effect: Change the current 17th operating period from August 1, 2024 to January 31, 2025 to the period from August 1, 2024 to October 31, 2024 and change the current 18th operating period to the period from November 1, 2024 to July 31, 2025. If the aforementioned change is approved in the general meeting of unitholders, the last operating period of MFLP-REIT before the effective date of the Merger is expected to be a three-month period as the 17th operating period from August 1, 2024 to October 31, 2024 and the first operating period after the effective date of the Merger is expected to be a nine-month period as the 18th operating period from November 1, 2024 to July 31, 2025. The 19th operating period and subsequent operating periods will be from February 1 to July 31 and from August 1 to January 31 of the following year, respectively.

The forecasted figures for the 18th fiscal period (ending July 31, 2025) after conversion to a six-month period have been converted to the number of days (181 days from February 1, 2025 to July 31, 2025) that would have occurred if the above operating period had not been changed.

2

2. The operating results forecasts above are calculated as of today based on the assumptions outlined in the attached “Assumptions Underlying the Operating Results Forecasts for the Fiscal Period Ending July 31, 2025 and the Fiscal Period Ending January 31, 2026”. Actual operating revenue, operating income, ordinary income, net income, distributions per unit (excluding distributions in excess of earnings) and distributions in excess of earnings per unit may vary due to differences from assumptions as a result of future acquisitions or dispositions of real estate, etc., changes in the trends of the real estate market, etc. and interest rates, actual number of issuances and issue value of new investment units to be decided, and the environment in which MFLP-REIT operates and other factors. Moreover, these forecasts do not guarantee the amounts of distributions and distributions in excess of earnings.

3. Although goodwill or negative goodwill is expected to occur as a result of the Merger, but occurrence of goodwill or negative goodwill is not reflected in the figures in this forecast because the amount is undetermined as of today. For details, please refer to “Goodwill and negative goodwill” in the attachment “Assumptions Underlying the Operating Results Forecasts for the Fiscal Period Ending July 31, 2025 and the Fiscal Period Ending January 31, 2026. The estimated amount of goodwill or negative goodwill and the associated revisions to the forecast of operating results and distributions will be announced promptly after November 1, 2024, the effective date of the Merger.

4. Forecasts may be modified if there is expected to be a noticeable discrepancy with the above forecasts.

5. All amounts are rounded down and percentages are rounded to the nearest tenth.

End.

* Addresses of the Investment Corporations’ websites

Mitsui Fudosan Logistics Park Inc.:	https://www.mflp-r.co.jp/en/
Advance Logistics Investment Corporation:	https://www.adl-reit.com/en/

3

<Attachment>

Assumptions Underlying the Operating Results Forecasts for the Fiscal Period Ending July 31, 2025

and the Fiscal Period Ending January 31, 2026

Item	Assumptions
Calculation period and effect of the merger

・ Fiscal period ending July 31, 2025 (18th fiscal period): November 1, 2024 to July 31, 2025 (273 days)

・ Fiscal period ending January 31, 2026 (19th fiscal period): August 1, 2025 to January 31, 2026 (184 days)

・ It is assumed that the proposal to amend the Articles of Incorporation to change the operating period will be approved at the general meeting of unitholders of MFLP-REIT to be held on September 30, 2024, and that the Merger will become effective as of November 1, 2024.

Investment assets

・ It is assumed that (i) MFLP-REIT holds the the real estate trust beneficiary interests (30 properties in total) (individually or collectively, “MFLP’s Current Property(ies)”), as of the date of this document, and (ii) MFLP-REIT will succeed to the real estate trust beneficiary interests held by ADL as of today (16 properties in total) (individually or collectively, “ADL’s Current Property(ies)”) upon the Merger.

・ In addition to the above, it is assumed that MFLP-REIT will succeed the status of purchaser and rights and obligations under the purchase agreement from ADL upon the Merger on November 1, 2024, and will acquire three properties, IMP Atsugi 2, IMP Kazo and IMP Yoshikawa Minami (50% quasi co-ownership interest) (individually or collectively, “Anticipated Acquisition(s)”), on the same date subject to the Merger takes effect as described in the press release “Notice Concerning Acquisition of Trust Beneficiary Interest in Domestic Real Estate”dated today by ADL.

・ Except for the above, it is assumed that the abovementioned assets will not be changed (as there will be no disposition, etc. of Our Current Properties and there will be no acquisition of new properties) until the end of the fiscal period ending July 31, 2025 and the end of the fiscal period ending January 31, 2026. However, the actual number of the investment assets may change due to the acquisition of new properties or the disposition, etc. of Our Current Properties.

Operating revenue

・ Leasing business revenues related to MFLP’s Current Propertyies and ADL’s Current Propertyies are calculated based on lease contracts already executed that are in effect as of today and other factors, including tenant movements, market trends and other factors.

・ Leasing business revenues related to the Anticipated Acquisitions are calculated based on information provided by their current owners after taking into account lease contracts already executed and other factors including tenant movements and market trends.

・ Calculations assume that there will be no gain or loss on sale of real estate, etc.

Operating expenses

・ Leasing business expenses, which are major operating expenses, other than depreciation have been calculated by taking into consideration changes to expenses, with the historical results.

・ Depreciation expenses are calculated using the straight-line method. Depreciation is expected to be ¥6,505 million for the fiscal period ending July 31, 2025 and ¥4,542 million for the fiscal period ending January 31, 2026.

・ Leasing business income (excluding gain on sale of real estate) after the deduction of leasing business expenses (including depreciation) is expected to be ¥12,413 million for the fiscal period ending July 31, 2025 and ¥8,752 million for the fiscal period ending January 31, 2026.

・ In general, municipal property taxes, city planning taxes and other charges levied on real estate transactions are settled at the time of acquisition by prorating for the period held with the present owner. However, MFLP-REIT includes an amount equivalent to the settled amount in the acquisition costs for the property.

・ Repair expenses for buildings are expected to be ¥787 million for the fiscal period ending July 31, 2025 and ¥102 million for the fiscal period ending January 31, 2026 based on the medium- to long-term repair plan established by Mitsui Fudosan REIT Management Co., Ltd., the asset management company of MFLP REIT and ITOCHU REIT Management Co., Ltd., the asset management company of ADL. However, given the possibility that repair expenses may increase or additional expenses may be incurred due to difficult-to-forecast factors, the actual results may differ significantly from the forecast amount.

・ In connection with the Merger, it is assumed that one-time merger-related expenses of ¥855 million as merger fees and 142 million yen as merger related expenses for the fiscal period ending July 31, 2024.

・ Management fees are assumed to be calculated based on the formula after the amendment of the Articles of Incorporation. For details of the amendment of the Articles of Incorporation, please refer to “Notice Concerning Approval of a Merger Agreement and Partial Amendments to the Articles of Incorporation” released by MFLP-REIT today.

4

Non-operating expenses

・ Interest expenses, interest expenses on investment corporation bonds and other expenses related to borrowings are expected to be ¥1,127 million for the fiscal period ending July 31, 2025 and ¥766 million for the fiscal period ending January 31, 2026.

・ Investment corporation bond issuance expenses shall be amortized on a monthly basis over the period starting from the month of issuance to redemption. Amortization of investment corporation bond issuance expenses is expected to be ¥4 million for the fiscal period ending July 31, 2025 and ¥3 million for the fiscal period ending January 31, 2026.

・ Investment unit issuance expenses for the new issue of investment units shall be amortized monthly for a three-year period starting from the month of issuance. Amortization of investment unit issuance expenses is expected to be ¥13 million for the fiscal period ending July 31, 2025 and ¥4 million for the fiscal period ending January 31, 2026.

Interest-bearing debt

・ As of the date of this document, MFLP-REIT’s total interest-bearing debt is ¥156,700 million, in addition to this, it is assumed that ¥10,700 million will be newly borrowed on November 1, 2024 as part of the funds for the Anticipated Acquisition.

・ In addition to the above, as of the date of this document, ADL’s total interest-bearing debt is ¥61,220 million and is assumed to be succeeded by MFLP-REIT.

・ It is assumed that total interest-bearing debt will be ¥225,000 million at the end of the fiscal period ending July 31, 2025 and ¥223,500 million at the end of the fiscal period ending January 31, 2026.

・ The loan-to-value (LTV) ratio is expected to be 39.9% at the end of the fiscal period ending July 31, 2025 and 40.2% at the end of the fiscal period ending January 31, 2026. The following formula is used to calculate the LTV ratio.
LTV ratio = Total interest-bearing debt ÷ Total assets × 100

Goodwill and negative goodwill

・ Although goodwill or negative goodwill is expected to arise as a result of the Merger, the price of MFLP-REIT's investment units as of the effective date, which is the basis for calculating the acquisition cost of the assets of ADL to be succeeded by MFLP-REIT, is unknown as of today. Given that it is not certain whether goodwill or negative goodwill will arise and that the relevant amount is also undetermined, it is assumed that no goodwill or negative goodwill will arise, and they are not incorporated in each figure in the forecast.

・ If goodwill arises from the Merger, the goodwill will be posted in assets and amortized regularly on a straight-line basis over a period of 20 years, in accordance with the Accounting Standard for Business Combinations (Corporate Accounting Standard No. 21, last amended on January 16, 2019; the “Corporate Accounting Standard”). In addition, if negative goodwill arises as a result of the Merger, a gain on bargain purchase will be recorded at one time as extraordinary income in the fiscal period ending July 31, 2025, in accordance with the Corporate Accounting Standard.

Investment units

・ It is assumed that the total number of investment units of MFLP-REIT outstanding will be 3,219,699 units after the Merger, calculated by adding 1,824,000 units to be increased due to the one-to-four split of investment units to be conducted by MFLP-REIT with October 31, 2024, as the record date and November 1, 2024, as the effective date and the additional 787,699 new investment units issued by MFLP-REIT through the Merger to 608,000 units, which is the number of investment units issued and outstanding as of the date of this document. For details of the split of investment units, please refer to “Notice Concerning Split of Investment Units” released by MFLP-REIT today.

・ The number of new investment units issued by MFLP-REIT through the Merger has yet to be determined as of today, and it will change due to the exercise of appraisal rights of investment units, etc. MFLP-REIT will announce the number of new investment units as soon as it is determined after November 1, 2024, the effective date of the Merger.

・ Aside from the above, it is assumed that there will be no change to the number of investment units by issuing new investment units, etc. through to the end of the fiscal period ending July 31, 2025 and the end of the fiscal period ending January 31, 2026.

Distributions per unit (excluding distributions in excess of earnings)

・ Distributions per unit (excluding distributions in excess of earnings) is calculated in accordance with MFLP-REIT’s policy on distribution of cash described in its Articles of Incorporation and assuming that all profits will be distributed.

・ However, distributions per unit (excluding distributions in excess of earnings) may change for a variety of reasons, including changes in MFLP-REIT’s investment assets, changes in leasing revenues due to tenant movements, etc. and/or the occurrence of unforeseen repairs and maintenance, etc.

・ In the case that negative goodwill arises as a result of the Merger, except for the portion to be allocated to distributions for the fiscal period ending July 31, 2025, the majority of the amount is planned to be retained internally after satisfying conduit requirements by accumulating it as a reserve for temporary difference adjustment. Regarding retained earnings, in operations after August 2025, MFLP-REIT is to utilize to mitigate the negative impact on distributions in the event of a temporary decrease in income or incurrence of expenses and to avoid incurring corporate and other tax expenses in the event of a tax discrepancy.

5

Distributions in excess of earnings per unit

・ If goodwill arises as a result of the Merger, MFLP-REIT expect to avoid incurring a tax burden because MFLP-REIT is to make distributions in excess of earnings for the amount equivalent to the tax discrepancy in excess of income as allowance for temporary difference adjustments.

・ Distributions in excess of earnings per unit is calculated in accordance with MFLP-REIT’s policy on distribution of cash described in its Articles of Incorporation and the asset management guidelines for the asset management company.

・ MFLP-REIT emphasizes cash flow generated by asset management, such as the leasing of investment assets, excluding gain or loss on sale of real estate. It is MFLP-REIT’s policy to calculate the amount distributable, including distributions in excess of earnings, in principle, up to a maximum of 75% of FFO(*1) and continually distribute the amount that exceeds the amount of distribution of earnings, within a scope where financial stability can be secured and owned assets can be maintained for a long duration of time, as distributions in excess of earnings determined based on a comprehensive judgment of the situation (the “continuous distributions in excess of earnings”). However, the continuous distributions in excess of earnings may be terminated given the economic environment, trends in the real estate market or leasing market, the situation surrounding owned assets, the percentage of distributions in excess of earnings accounted for in depreciation during MFLP-REIT’s applicable operating period(*2), and the situation pertaining to LTV level and retained cash and deposits, among other factors.

・ In addition to the continuous distributions in excess of earnings, in cases where the distribution amount for distributions per unit (including distributions in excess of earnings) is expected to temporarily decline by a certain degree due to such factors as the procurement of funds through the issuance of new investment units, etc., a temporary distribution in excess of earnings may be executed in order to standardize the amount of the distributions per unit (including distributions in excess of earnings). In the fiscal period ending July 31, 2025, a temporary distribution in excess of earnings of ¥946 million is assumed due to temporary expenses incurred as a result of the Merger.

・ However, from the perspective of continuing to maintain owned assets for a long period of time, in cases where the above distribution of cash is executed, and where the amount equal to the equivalent of depreciation for the applicable operating period minus the amount of the distribution in excess of earnings for the applicable operating period falls below the standard amount of capital for building maintenance(*3), the distribution in excess of earnings will be decreased by a maximum amount within which the distribution amount does not fall below the total equivalent of the distribution of earnings, and this may lead to cases where distribution in excess of earnings will not be executed.

・ In addition, from the perspective of continuing stable financial management, distributions in excess of earnings will not be executed in cases where the appraisal LTV ratio(*4) exceeds 60% in the event that the above distribution of cash is executed.

・ The total amount of distributions in excess of earnings is expected to be ¥3,870 million for the fiscal period ending July 31, 2025 and ¥1,883 million for the fiscal period ending January 31, 2026. based on the above calculation. In addition, we expect to make a distribution in excess of earnings of ¥357 million for the fiscal period ending July 31, 2025 and ¥234 million for the fiscal period ending January 31, 2026 as allowance for temporary difference adjustments, which takes into account the impact on distributions of the tax discrepancy in excess of income, but these amounts are included in the above ¥3,870 million and ¥1,883 million.

(*1) FFO is an acronym that stands for funds from operation. It is calculated by adding depreciation for the applicable operating period to net income (excluding profit or loss from the sale of real estate, etc.).

(*2) The maximum will be an amount equivalent to 60% of the depreciation for the applicable operating period.

(*3) “Standard amount of capital for building maintenance” refers to the amount that results by multiplying the six-month-equivalent amount of the 12-year-average amount of the amount equivalent to the capital expenditure amount noted in the Building Condition Evaluation Report by two.

(*4) Appraisal LTV ratio (%) = A/B × 100 (%)

A = Total interest-bearing debt on the applicable accounts settlement date

B = Total assets on the balance sheet on the applicable accounts settlement date – Amount of book value after depreciation of owned real estate on the applicable accounts settlement date+ Appraisal value of owned real estate on the applicable accounts settlement date

Other

・ It is assumed that there will be no change in legislation, taxation, accounting standards, listing regulations imposed by the Tokyo Stock Exchange, rules and requirements imposed by The Investment Trusts Association, Japan, etc. that will impact the aforementioned forecasts.

・ It is assumed that there will be no unforeseen material changes in general economic trends, real estate market conditions, etc.

6